SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)

                         Hornbeck Offshore Services Inc.
                                 (Name of Issuer)


                                   Common Stock
                          (Title of Class of Securities)


                                   440542-10-8
                                  (CUSIP Number)


   Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages(s))












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                                   SCHEDULE 13G

   CUSIP NO.   440542-10-8

   -----------------------------------------------------------------------------
     1) Name of Reporting Person        The Travelers Inc. (formerly Primerica
        S.S. or I.R.S Identification    Corporation)
        No. of Above Person             52-1568099

   -----------------------------------------------------------------------------

   2)   Check the Appropriate Box                    (a)
        if a Member of a Group                       ---------------------------
        (See Instructions)                           (b)
                                                     ---------------------------

   -----------------------------------------------------------------------------

   3)   SEC Use Only

   -----------------------------------------------------------------------------

   4)   Citizenship or Place of Organization                           Delaware

   -----------------------------------------------------------------------------

   Number of Shares    (5)  Sole Voting Power                               750
   Beneficially Owned  (6)  Shared Voting Power                         266,510
   by Each Reporting   (7)  Sole Dispositive Power                      494,214
   Person with         (8)  Shared Dispositive Power                    289,750

   -----------------------------------------------------------------------------

   9)   Aggregate Amount Beneficially
        Owned by Each Reporting Person                                  784,364

   -----------------------------------------------------------------------------

   10)  Check if the Aggregate Amount
        in Row 9 Excludes Certain
        Shares (See Instructions)

   -----------------------------------------------------------------------------

   11)  Percent of Class Represented
        by Amount in Row 9                                                 6.2%

   -----------------------------------------------------------------------------

   12)  Type of Reporting Person                                             HC
        (See Instructions)

   -----------------------------------------------------------------------------

   Item 1(a) Name of Issuer:

        Hornbeck Offshore Services Inc.


   Item 1(b) Address of Issuer's Principal Executive Offices:

        7707 Port Industrial Boulevard
        Galveston, Texas 77554


   Item 2(a) Names of Persons Filing:

        The Travelers Inc. (formerly Primerica Corporation) ("TRV")


   Item 2(b) Address of Principal Business Office or, if none, Residence:

        The address of the principal business office of TRV is:

         65 East 55th Street
         New York, NY  10022


   Item 2(c) Citizenship:

        TRV is a Delaware corporation.


   Item 2(d) Title of Class of Securities:

        Common Stock


   Item 2(e) CUSIP Number:

        440542-10-8


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)  [   ]  Broker or Dealer registered under Sec. 15 of the
                         Act

             (b)  [   ]  Bank as defined in Sec. 3(a)(6) of the Act

             (c)  [   ]  Insurance Company as defined in Sec. 3(a)(19) of the
                         Act














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             (d)  [   ]  Investment Company registered under Sec. 8 of the
                         Investment Company Act

             (e)  [   ]  Investment Adviser registered under Sec. 203 of the
                         Investment Advisers Act of 1940

             (f)  [   ]  Employee Benefit Plan, Pension Fund which is subject
                         to the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund; see
                         Sec. 240.13d-1(b)(1)(ii)(F)

             (g)  [ X ]  Parent Holding Company, in accordance with Sec.
                         240.13d-1(b)(ii)(G)  (Note: See Item 7)

             (h)  [   ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


   Item 4. Ownership (as of December 31, 1993)

             (a)  Amount Beneficially Owned:  See Item 9 of cover pages

             (b)  Percent of Class:  See Item 11 of cover pages

             (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote

                  (ii)  shared power to vote or to direct the vote

                  (iii)  sole power to dispose or to direct the disposition of

                  (iv)  shared power to dispose or to direct the disposition of

             See Items 5-8 of cover pages


   Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
        [    ].


   Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        TRV is reporting aggregate beneficial ownership of more than five percent of the subject class of securities solely by virtue of beneficial ownership by certain of its wholly owned subsidiaries, none of which individually holds more than five percent. Each such subsidiary is individually eligible to use Schedule 13G.


   Item 8.  Identification and Classification of Members of the Group

        Not Applicable.


   Item 9.  Notice of Dissolution of Group

        Not Applicable.

   Item 10.  Certification

        By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

   Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: February 3, 1994


                         THE TRAVELERS INC.



                         By: /s/ Mary Barnes Jenkins
                            ---------------------------
                            Name:  Mary Barnes Jenkins
                            Title:   Assistant Secretary

                          EXHIBIT INDEX TO SCHEDULE 13G
                          -----------------------------



   EXHIBIT 1
   ---------

   Disclaimer of beneficial ownership by TRV